Exhibit 99.65

CANNTRUST® HOLDINGS LAUNCHES CANNABIS OIL VEGAN HARD SHELL CAPSULES

Cannabis capsules make it simple for patients to self-administer accurate doses

VAUGHAN, ON, April 18, 2018 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST), one of Canada’s leading licensed producers of cannabis, announced that it is expanding its product offerings to include a range of new cannabis oil vegan-based hard shell capsules. CannTrust now offers the widest variety of cannabis products of any licensed producer in Canada.

The Company’s cannabis capsules are being launched in three different formats: CBD 10 mg; 1:1 CBD 5 mg + THC 5 mg; and THC 10 mg. The standardized encapsulated cannabis oil is produced using our state-of-the-art extraction technology. Each format will be sold in a 60-capsule bottle and will be available to CannTrust customers and physicians as of April 24, 2018.

The CannTrust cannabis oil capsules are being produced at the Company’s 50,000 square foot, state-of-the-art processing, manufacturing and distribution facility in Vaughan, Ontario. The introduction of the new vegan-based hard shell product line reinforces the Company’s commitment to continuous improvement, innovation, quality, patient education and customer service.

“We are excited to be moving into this new category of the medicinal cannabis market, one that makes it safe and easy for patients to self-administer the correct dosage in a familiar format. CannTrust opted for the newest encapsulation technology so that we can use vegan-based capsules rather than an animal by-product gelatin capsule. In addition, our capsules are colour coded for ease of use and patient safety.” said Eric Paul CEO.

About CannTrust®

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario, as well as the recently completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Greenhouse Facility. The Phase 2 expansion is underway and is anticipated to be completed and in cultivation towards the middle of 2018.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust’s Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

For further information: CannTrust Holdings Inc., Investor Relations, Investor@canntrust.ca